Exhibit 8.1

OUR FILE NUMBER
528,715-999
January 18, 2006
WRITER’S DIRECT DIAL
415/984-8700

The Macerich Company

401 Wilshire Boulevard

Suite 700

Santa Monica, California 90401

Re:          Status as a Real Estate Investment Trust

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax considerations in connection with the registration and sale by The Macerich Company (the “Company”) of up to 10,952,381 shares of its common stock, $.01 par value per share (“Common Stock”), as more fully described in the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 12, 2006 (the “Registration Statement”), as supplemented by the Prospectus Supplement, dated January 13, 2006 (the “Prospectus Supplement”).

The opinion set forth in this letter is based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof.  These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in modifications of our opinion.

In rendering our opinion we examined such records, certificates, documents and other materials as we considered necessary or appropriate as a basis for such opinion, including the following:  (1) the Registration Statement and the Prospectus Supplement, (2) the Amended and Restated Limited Partnership Agreement of The Macerich Partnership, L.P. (the “Operating Partnership”), (3) the corporate charter of the Company, as supplemented by Articles Supplementary filed with the appropriate State of Maryland authorities on May 30, 1995, (4) the organizational documents of Macerich Management Company, Macerich Property Management Company, LLC, Westcor Partners, LLC and Macerich Westcor Management, LLC (collectively referred to herein as the “Management Companies”), as well as those for Macerich PPR Corp. (“Macerich PPR”) and Pacific Premier Retail Trust (“PPRT”), (5) the Company’s Annual Report on Form 10-K for each of the years ended December 31, 1996 through December 31, 2004, (6)

the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, (7) records required by the Code and Treasury Regulations relating to shareholder ownership and fair value of assets, prepared by the Company, Macerich PPR and PPRT, for the year ended December 31, 2004, and (8) such other documents and information provided to us as we deemed relevant to our opinion.

In addition, we have been provided with a certificate, dated January 18, 2006 (the “Officer’s Certificate”), executed by a duly appointed officer of the Company, as the corporation which is directly or indirectly serving as (i) the sole corporate general partner of the Operating Partnership, and (ii) a general partner of each of the Property Partnerships (as defined in the Officer’s Certificate), setting forth certain representations relating to the formation and operation of the Company and its subsidiaries (including Macerich PPR, PPRT, the Operating Partnership and the Property Partnerships).

For purposes of our opinion, we have not made an independent investigation of the facts set forth in such documents, the Officer’s Certificate, the partnership agreement for the Operating Partnership, the partnership agreements for the Property Partnerships, the Registration Statement or the Prospectus Supplement.  We have consequently assumed, with your permission, that the information presented in such documents, or otherwise furnished to us, accurately and completely describes all material facts relevant to our opinion.  No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts, documents, or assumption in a material way.

We have also assumed for the purposes of this opinion that each of the Company and Macerich PPR is validly organized and duly incorporated under the laws of the State of Maryland, that PPRT is a duly organized and validly existing trust under the laws of the State of Maryland, that the Operating Partnership is a duly organized and validly existing partnership under the laws of the State of Delaware and that each of the Management Companies and each of the Property Partnerships is duly organized and a validly existing limited liability company or partnership under the laws of its state of organization.

Based on the foregoing, we are of the opinion that:

1.             The Company has qualified for treatment as a real estate investment trust (“REIT”) under the Code for its taxable years ended December 31, 2002, December 31, 2003 and December 31, 2004, and the Company’s organization and method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT for its taxable year ended December 31, 2005, and each taxable year thereafter.

2.             The statements set forth in the Prospectus Supplement under the caption “Certain United States Federal Income Tax Considerations,” insofar as they discuss matters of United States federal income tax law and regulations or legal conclusions with respect thereto, constitute our opinion as to the material United States federal income tax consequences set forth therein, subject to the assumptions and qualifications set forth therein and in this letter.

The Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code and described in the Prospectus Supplement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership.  O’Melveny & Myers LLP will not review the Company’s compliance with these requirements on a continuing basis.  Accordingly, no assurance can be given that the actual results of the operations of the Company, the Operating Partnership, and their subsidiaries, the sources of their income, the nature of their assets, the level of the Company’s distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

Other than as expressly stated above, we express no opinion on any issue relating to the Company, Macerich PPR, PPRT, the Operating Partnership, one or more of the Property Partnerships or to any investment therein.  Furthermore, we assume no obligation to advise you of any changes in the foregoing subsequent to the date of this letter, and we are not undertaking to update this letter after the date hereof.

In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act of 1933, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm in the Registration Statement and Prospectus Supplement under the headings “Certain United States Federal Income Tax Considerations,” and “Legal Matters.”  In giving such consent we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Securities and Exchange Commission thereunder.

Respectfully submitted,

O’MELVENY & MYERS LLP